Exhibit 99.1

BiondVax Receives Additional Grant Funding

Israel Innovation Authority Approves Additional Budget towards M-001 Flu Vaccine Development

NESS ZIONA, ISRAEL, August 14, 2017 –

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) announced today that the Israel Innovation Authority (IIA), formerly known as the Office of the Chief Scientist, agreed to fund up to 40% of a NIS 2.7 million (approximately US$ 750,000) budget towards ongoing development of M-001, the Company’s Universal Flu Vaccine candidate.

In six previously completed human clinical trials, including the recently completed Phase 2b trial held in Europe[1], BiondVax’s M-001 was shown to be safe and immunogenic towards multiple flu strains. Including today’s grant approval, since 2006 the IIA has granted over US$ 6 million in funding to BiondVax. The non-dilutive grants will become repayable from royalties generated from future sales of BiondVax’s vaccine, once commercially available on the market.

Dr. Tammy Ben-Yedidia, Chief Scientific Officer of BiondVax commented, “The ongoing support of our program by the IIA is proof of their long-term confidence in BiondVax's innovative flu vaccine. This grant, together with other generous recently approved financing to the company[2],[3] brings us closer to launching a Phase 3 clinical trial.”

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

Joshua Phillipson

Business Development Manager

+972-8-930-2529

j.phillipson@biondvax.com

[1] BiondVax Reports Positive Phase 2b Clinical Trial Results for its Universal Flu Vaccine. http://www.biondvax.com/2017/07/biondvax-reports-positive-phase-2b-clinical-trial-results-for-its-universal-flu-vaccine/

[2] European Investment Bank (EIB) supports Late-Stage Development and Production of BiondVax’s Universal Flu Vaccine Candidate under Horizon 2020 Initiative http://www.biondvax.com/2017/06/european-investment-bank-eib-supports-late-stage-development-and-production-of-biondvaxs-universal-flu-vaccine-candidate-under-horizon-2020-initiative/

[3] BiondVax Approved for Grant from Israel’s Ministry of Economy and Industry to Build Facility for Commercial Scale Production of its Universal Flu Vaccine http://www.biondvax.com/2017/03/biondvax-approved-for-grant-from-israels-ministry-of-economy-and-industry-to-build-facility-for-commercial-scale-production-of-its-universal-flu-vaccine/

BiondVax Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, uncertainties and risks in the clinical development process, including, among others, length, expense and the ability to enroll trial patients, timing of receipt of funding from grants, reliance on third parties and that the results of earlier research and/or preclinical or clinical trial results may not be predictive of actual results, conclusions or interpretations of subsequent research or trials, the results of the Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the lengthy and unpredictable nature of the FDA and other regulatory authorities approval processes, our ability to satisfy rigorous regulatory requirements, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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